UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

 of the Securities Exchange Act of 1934

SENOMYX, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock,

Par Value $0.001 Per Share

(Title of Class of Securities)

81724Q107

(CUSIP Number of Class of Securities)

Kent Snyder
Chief Executive Officer and Chairman of the Board of Directors
Senomyx, Inc.
4767 Nexus Centre Drive
San Diego, CA 92121
(858) 646-8300

(Name, Address and Telephone Number of Person Authorized

 to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

David B. Berger, Esq. Senior Vice President, General Counsel and Corporate Secretary Senomyx, Inc. 4767 Nexus Centre Drive San Diego, CA 92121 (858) 646-8300	Thomas A. Coll, Esq. Charles J. Bair, Esq. Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-9109 (858) 550-6000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*                 Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐   going private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made prior to the commencement of an anticipated tender offer to allow employees, officers and directors of Senomyx, Inc., a Delaware corporation (the “Company”), and its consultants to exchange certain of their outstanding stock options for new stock options.

As previously reported, on April 10, 2013, the Company filed its preliminary proxy statement for its 2013 Annual Meeting of Stockholders to be held on June 13, 2013 with the U.S. Securities and Exchange Commission (the “SEC”). On April 24, 2013, the Company filed its definitive proxy statement for its 2013 Annual Meeting of Stockholders to be held on June 13, 2013 (the “Proxy Statement”) with the SEC. The Proxy Statement contains a description of a proposed stock exchange program (the “Exchange Program”) pursuant to which the Company would offer to exchange, at the election of the applicable eligible participants, certain stock options granted under the Company’s Amended and Restated 2004 Equity Incentive Plan. Subject to stockholder approval, the Company intends to commence the Exchange Program within six months of receipt of stockholder approval and hold the Exchange Program open for at least 20 business days. The Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Proxy Statement is attached hereto as Exhibit 99.1.

The Exchange Program has not yet commenced. Upon commencement of the Exchange Program, the Company will file with the SEC a completed Tender Offer Statement on Schedule TO (“Schedule TO”) and related exhibits and documents, including the Offer to Exchange. Persons who may be eligible to participate in the Exchange Program should read the Schedule TO, including the Offer to Exchange and other related exhibits and documents, when those materials become available because they will explain the precise terms and timing of the Exchange Program and contain other important information about the Exchange Program. The Schedule TO and related exhibits and documents will be available without charge on the SEC website at www.sec.gov. The Company will also provide copies of the tender offer materials, free of charge, upon written request to: Senoymx, Inc., 4767 Nexus Centre Drive, San Diego, CA 92121, Attention: Corporate Secretary.

Items 1-11, 13.

Not applicable.

Item 12. Exhibits.

Exhibit
Number	Description

99.1	Definitive Proxy Statement for the 2013 Annual Meeting of Stockholders, filed with the SEC on April 24, 2013 and incorporated herein by reference.